EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

RECD S.E.C.
JUL 3 - 2002

02044168

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 3, 2002

PROCESSED
JUL 2 2 2002
THOMSON FINANCIAL

Telefónica de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

TELEFÓNICA DE ARGENTINA S.A.

TABLE OF CONTENTS

FREE TRANSLATION

Buenos Aires, July 2, 2002

Buenos Aires Stock Exchange
Present

Re.: Exchange Offer of the *Obligaciones Negociables Tercera Clase*
Notice of a Meeting among *Obligaciones de la Primera Clase*

Dear Sirs:

I am addressing you on behalf of Telefónica de Argentina S.A., domiciled at Tucumán 1, 18th floor, in compliance with current regulations I hereby inform you that the offer to exchange notes (obligaciones negociables) due July 1, 2002 for notes (obligaciones negociables) due July 1, 2006 was completed with 83.971% of the outstanding shares tendered. In view of the success of the exchange offer, he company has begun proceedings to redeem the remaining notes (obligaciones negociables) due July 1, 2002

Very truly yours,

Fernando Borio
Market Relations Director

This announcement is not an offer for sale of the new notes and is not soliciting an offer to buy the new notes in the United States or in any jurisdiction where the offer or sale is not permitted. The new notes may not be offered or sold in the United States absent registration or an exemption from Registration under the Securities Act of 1933, as amended. The new notes offered in the exchange offer will not be registered under the Securities Act of 1933, as amended, and will only be offered outside the United States in offshore transactions in compliance with Regulation S under such Act.

This announcement appears as a matter of record only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: July 3, 2002

By: ______________________

Name: Fernando Raul Borio
Title: General Secretary